# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NIQ Global Intelligence plc, CIK 0002054696
CUSIP: G63755105
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 200 WEST JACKSON BOULEVARD, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079703

## Reporting persons
- Nurnberg Institut fur Marktentscheidungen e.V.: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 35,048,678; shared voting power 0; sole dispositive power 35,048,678; shared dispositive power 0; aggregate amount beneficially owned 35,048,678 (11.9% of the class)

## Item 1. Issuer
Name of issuer: NIQ Global Intelligence plc
Address of issuer's principal executive offices: 200 West Jackson Boulevard, Chicago, Illinois 60606

## Item 2. Person Filing
Name of person filing: Nurnberg Institut fur Marktentscheidungen e.V. (the "Reporting Person")
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is Steinstr. 21, 90419 Nuremberg, Germany.
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person is the beneficial owner of 35,048,678 shares of Ordinary Shares, par value $0.00001 per share, which is approximately 11.9% of the outstanding shares. This percentage was determined by dividing 35,048,678 by 295,000,000, which is the number of shares outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 15, 2025.
Percent of class: 11.9%
Sole power to vote or to direct the vote: 35,048,678
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 35,048,678
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nurnberg Institut fur Marktentscheidungen e.V.: /s/ Ralf Klein-Bolting, Ralf Klein-Bolting, President (11/13/2025)
- Nurnberg Institut fur Marktentscheidungen e.V.: /s/ Dr. Martin Golucke, Dr. Martin Golucke, Vice President (11/13/2025)